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[GARAN Incorporated LOGO OMITTED]



                                               May 4, 2001

To Our Shareholders:

     Garan, Incorporated is offering to purchase from existing shareholders 700,000 shares (or such lesser number as are properly tendered) of its Common Stock, including the associated Common Stock Purchase Rights ("Shares"). The 700,000 Shares represent approximately 13.8% of the Shares currently outstanding.

     The offer to purchase Shares is for cash at a price specified by tendering shareholders that is not in excess of $30 nor less than $26 net per Share. Garan will consider the responses to the offer and select the lowest purchase price that will allow it to buy 700,000 Shares. Garan will pay the same price per share for all Shares purchased pursuant to this offer. If the number of Shares properly tendered is equal to or less than the number of Shares Garan seeks to purchase through the offer, the purchase price per Share will be the highest price specified by any tendering shareholder, up to $30. If the number of Shares tendered is greater than the number sought, Garan will select the lowest purchase price specified by tendering shareholders that will allow it to buy the number of Shares it seeks.

     If tendering shareholders properly tender more than the number of Shares Garan seeks to purchase through this offer, Garan will accept Shares for purchase first from holders of fewer than 100 Shares who properly tender all their Shares and then on a pro rata basis from all other shareholders whose Shares are properly tendered.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. If you wish to tender your Shares, the instructions on how to tender Shares also are included in the accompanying materials.

     The Board of Directors believes that the purchase of Shares pursuant to the Offer is an attractive investment at this time without affecting adversely any possible capital requirements. Neither Garan nor its Board of Directors makes any recommendation to any shareholder whether or not to tender any or all Shares.



                                   Sincerely,

/s/ Seymour Lichtenstein                             /s/ Jerald Kamiel

Seymour Lichtenstein                                   Jerald Kamiel
Chairman of the Board                                  President